Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is a transcript of Christian Weedbrook’s interview with the Superposition Guy on March 16, 2026, in which the business combination between Crane Harbor Acquisition Corp. (“Crane Harbor”) and Xanadu Quantum Technologies Inc. (“Xanadu”) is discussed.

Transcript: The Superposition Guy - Interview with Christian Weedbrook

Yuval Boger: Christian, thank you for joining me today.

Christian Weedbrook: Thank you for having me. I appreciate it.

Yuval Boger: So who are you and what do you do?

Christian Weedbrook: My name is Christian Weedbrook and I’m the founder and CEO at Xanadu and we’re building photonic quantum computers.

Yuval Boger: How do photonic quantum computers work and how are they different from gate-based quantum computers?

Christian Weedbrook: Well, thanks. So, the photonic quantum computers are still gate-based, which is important, but it really just comes back to the idea that you can build a quantum computer out of either electrons or photons, really anything that you can kind of extract the quantumness, so to speak. So entanglement, superposition, interference. If you can do that, then you can build a quantum computer out of anything. We’ve chosen photonics because it has a number of benefits. Essentially you can compute at room temperature, which is a huge benefit for our approach. So no laser cooling, no cryogenics or anything when it comes to the qubits, the gates and the measurements. We need a little bit of cooling for the initialization stage of the quantum computer. We can also work with and do work with large-scale manufacturers when it comes to the foundries, which is great for when you want to do high-volume manufacturing and use the latest tools as well. And then also the way that us and pretty much everyone else scales up ultimately to a large-scale quantum computer is using light or networking, so fiber optics. And we’re the only company to have demonstrated how that works with a paper that was published in Nature last year. In fact, it was four server racks that we called Aurora, and they were networked together. We could have actually scaled up to hundreds of server racks if we wanted to, meaning that we know how to scale up using photons or light.

Yuval Boger: How does one program a photonic quantum computer? Is that the same way that you would program an IBM or a QuEra machine?

Christian Weedbrook: Yeah, very much the same way. You know, at the high level, we’re still dealing with qubits and gates, and they have parameters. And so at that high level, it’s very similar. And in fact, for us, we created PennyLane, which is one of the most widely used software offerings in the quantum industry. It not only works on our hardware, but other folks’ hardware as well. And the reason I bring that up is because that’s the way you ultimately will program our quantum computers. And ultimately it’s the same way when you abstract away how the hardware is built.

Yuval Boger: You know, when I have CEOs on this podcast, they usually tell me how great their approach is and the question that’s obvious is, well, if it’s so great, why isn’t everyone doing it?

Christian Weedbrook: It’s a good question. And what we try to do is we try to be as open about it as possible. And we think that there’ll be a few winners, not too many, but a few, maybe a handful. We obviously think we’ll be one of the winners too, but there’ll be others. The market size will be astronomical in the future. And there’s also a lot of great approaches and a lot of smart people working on them. So it’s really hard to tell. We have high confidence in our approach due to the photonic-based approach, but we don’t think we’ll be the only winner.

Yuval Boger: What can people do today with your computer?

Christian Weedbrook: So we’re fully focused now on building a large-scale quantum computer. So hundreds of quantum computers networked together, and we’re fully focused on that. And so what that means is we’re not making available any more of our quantum computers on the cloud. That may change over the coming years, we’ll see, but focus is very key for us. In the past though, we’ve had our X8 machine online that allowed people to sort of play around with a photonic quantum computer. And then perhaps more famously, we had our Borealis quantum computer that demonstrated quantum supremacy, at the time the largest demonstration. And it was the only at that point in time and the first quantum supremacy quantum computer to be available online. In fact, online with our Xanadu cloud and also available on AWS, and it allowed people to play around with a computer that you could never hope to simulate the output using a conventional computer in any reasonable amount of time. So those were the ones that we had available. And as mentioned, we’re really focused heads down building this large-scale quantum computer that we define with, you know, there’s many, many parameters, but at a high level, up to 500 logical qubits.

Yuval Boger: Is error correction done the same way? Can you tell me a little bit about what codes you use or what error rate you expect to be or what are the challenges in doing quantum error correction on a photonic computer?

Christian Weedbrook: Yeah, at a high level we all have errors that are caused by whatever approach we’re using, it kind of comes out depending on the physical system of choice. For us, we use photons and photonic loss is the reason for our error. So we really need to combat loss and it’s very similar to other approaches, you choose a type of error correction code. We can ultimately leave that choice to the end because we have such flexibility in our architecture, but we do spend a lot of time focusing from a theoretical point of view on LDPC codes, just because of the ultimately low overhead that’s needed in terms of extra hardware or redundancy. So they’re really great for that side of things. For us, we can also use LDPC codes. Not everyone can because there’s some restrictions there based on the hardware, which we don’t have, which is really cool. The four server racks I mentioned that were networked together, we called Aurora. It actually has everything in place for error correction and fault tolerance. All the mechanisms and components are there. We actually showed real-time error detection and correction for the first time for photonic systems, also published in Nature. What we need to do and continue over the next couple of years is to reduce loss, that mechanism that’s causing errors. And one of the big ways to do that is through not only error correction, but also improving the physical performance of our chips as well. And you can do that by working more closely with foundries, which is what we’ve been doing and what we intend to do more of.

Yuval Boger: There are a couple of other photonic vendors. Some have even raised more money than I think you’re intending to raise. How do you differentiate your approach versus theirs?

Christian Weedbrook: Yeah, a lot of great competitors in both electronics and also, as you mentioned, photonics. I would say not all photonics approaches, even though they’re photonics, are created equally, the same in the electronic-based approach, where there’s differences there. The great thing about our approach is, we need far less cooling than the other photonic companies, by far. And it seems to our knowledge that the others need cooling throughout every aspect of their quantum computer, whereas we don’t need it through the qubits and the gates and the measurements. So savings in energy, savings in iteration time, savings in making new types of cryogenics and that. We have huge savings there. And also we haven’t needed to raise as much money as others because we don’t need as much cooling and therefore we’re much more cost effective as well. So I would say we’re far ahead in terms of other approaches, in terms of the software side. PennyLane has been around since 2018 and we’ve built a loyal and dedicated user base of developers as well.

Yuval Boger: You mentioned PennyLane. How did that start? I mean, PennyLane has been out much before you’ve shown a computer. For years, I believe, Xanadu was known more for PennyLane than for the hardware that you’re building.

Christian Weedbrook: Yeah, we think that’s true, actually. I think that was a good thing. It was good to release something from Xanadu while we were building out the hardware. And the easiest thing to release was the software, which we did. PennyLane actually started off as-- today it’s full stack, meaning it goes end to end, including compilation, which we call Catalyst. One of the most widely used, if not the most widely used compilation stack in the industry, all the way down to controlling the hardware, and at the top layer, how people can use it in an agnostic way. But it actually started off as a quantum machine learning package. And that’s why you see that it’s rare in the sense that it has a differentiable nature to it, where you can optimize throughout the whole stack as well. And that’s because it started off as a QML sort of open source package, but it really developed from there. We’ve had, you know, PennyLane is available in over 150 universities as part of the teaching curriculum worldwide in over 30 countries. It’s also used by folks like AMD, Lockheed Martin and many of our partners, and the way to sort of attract really great partners that we have and ultimately customers as well. So we’re really proud of PennyLane and we continue to listen to users and try to make it as awesome as possible.

Yuval Boger: You mentioned 500 logical qubits as sort of a target. When you think about that computer or a set of networked racks that reach 500 logical qubits, what is your estimate for how large, how physically large that system is? How much power will it consume? And to the extent that you’re able to share, how much will it cost to make it?

Christian Weedbrook: Yeah, all good questions. Our footprint, we believe, is one of the lowest in the industry. Around three to five tennis court sizes is what we’re anticipating. And the types of problems, it’ll be anything you can solve up to 500 logical qubits. The energy cost, we estimate at this point in time to be relatively on order of magnitude the same as what it costs for the same amount of server racks for a traditional data center. So perhaps something like single digits megawatts. And the cost, we’ve been public about that. The first one will be the most expensive, like in any technology, the first product, and reduced over time. It’ll be about a billion dollars to build out something that’s up to 500 logical qubits.

Yuval Boger: When will that machine be available in your estimate?

Christian Weedbrook: Yeah, we’ve been very public about this. We’re aiming for 2029, 2030 for that.

Yuval Boger: And you’re raising now a good amount of money, I believe, through a SPAC transaction. If I were a potential investor, why should I invest in Xanadu?

Christian Weedbrook: Two major points that when we talk to investors are the following. The first is, we’ll be the first pure play photonic quantum computing company to go public. So investors are unsure who the winners will be. And so they’re making bets on different modalities or hardware. They can now invest in photonics for the first time. The second one is where the big sort of, you know, aspect of Xanadu is that we created PennyLane, one of the most widely used software offerings anywhere in the industry. And now investors have the chance to invest in PennyLane through Xanadu. And so it’s really those two things, photonics and the PennyLane product.

Yuval Boger: Are you able to monetize PennyLane?

Christian Weedbrook: Well, I would say that historically, up until this day, it’s all been about ecosystem building and having lower barriers to entry to build that ecosystem, which the team has done a fantastic job. At some point, I’m sure we’ll think about how to monetize PennyLane, and that really follows the well-worn playbook of open source software, whether it’s quantum or not. So offering tiered versions or tiered pricing from a free level to an enterprise level, and then offering support and services as well. So we’ll definitely consider that.

Yuval Boger: We spoke about PennyLane, and I see behind you an Abbey Road Beatles record. What’s the Beatles story behind Xanadu?

Christian Weedbrook: Oh, I just personally love the Beatles. They’ve been with me now since my teenage years and haven’t left. And, you know, I love the Beatles. They’re very inspirational to me. I just get a lot of joy out of it. So that’s kind of the origin there.

Yuval Boger: And in terms of your personal story, how did you get started with this?

Christian Weedbrook: Well, like a lot of people, I came from academia. So I started in Australia where I’m originally from, I did a PhD in photonic quantum computing. And then after that was a postdoc at MIT and then a postdoc at the University of Toronto. So really came from that heritage of academia and contributing to photonic quantum computing research. But when I was younger and still to this day, I’d read a lot about entrepreneurs and businesses, a lot of nonfiction, a lot of biography. So those two things really have come together. And so I love what I do and I love how we’re all working towards this big scale problem.

Yuval Boger: I believe you announced several partnerships recently. Which ones are you most excited about?

Christian Weedbrook: Well, all of them are very exciting. We have a great set of partners and customers. The two latest are very exciting as well, including AMD. We announced that on Monday. We also announced Lockheed Martin a few weeks ago, and also partnerships with governments ‘cause the defense plays a big role. We announced up to $400 million partnership of matching funding from the Canadian government, both federal and provincial. So we have great support from Canada. We’re proudly Canadian and looking to, you know, make our mark on the world stage.

Yuval Boger: You’ve been in this for quite some time. What have you learned about the quantum world in the past, say, 12 months?

Christian Weedbrook: Well, I would say from a commercial point of view that it’s getting very close to now, this large-scale quantum computer. For us, what I can say is that our engineers and researchers, we see the end in sight now. You know, a lot of the major challenges have been solved over the last 12 to 24 months by the team. So, you know, it’s all about the hardware. And from our point of view, we can really see us getting there. Whereas when we first started, it’s like, wow, people are giving us money to do this. That’s kind of cool. Let’s see how far we can go. And I think that’s really changed our perspective over the years. And I think that’s been validated through peer review research in Nature, through government funding, both in the Canadian, US, and also by our partnerships as well.

Yuval Boger: When you work with customers, beyond sort of the fundamental technology and the scaling path, how does the project work? Do you just say, here’s our environment and go knock yourself out and you can run it on the computer? Is there a very extensive co-design process together with the customer? How do these engagements work?

Christian Weedbrook: I would say it’s par for the course for the whole industry, how we make money. And it’s really a package deal. So we offer cloud access, so access to our hardware. We offer access to our PennyLane software and access to our use case algorithms team as well. And so it’s a package deal where the customers pay money for that. And out of that comes understanding of where quantum computing will really help one day, patents, co-patenting, individual patents come out of it as well. So it’s really that mold. We’ve also sold cloud time, just cloud time on our hardware to government labs in the past. But this is the sense. And ultimately the final version, there’s a couple of ways to make money from this. One of the big ones initially is building our own data center and offering cloud computing as a service to customers to access over the cloud. So that’s really, you know, we’re setting ourselves up now by working with these large partners.

Yuval Boger: As popular as cloud access is, it seems like some customers really want the computer to be on premises. Is that something that you’re offering or intend to be offering?

Christian Weedbrook: Intend to be offering for sure. Once we build this large-scale quantum computer, hundreds of our own server racks populating it, three to five tennis court size roughly, we’ll be also intending to sell these server racks to others, just because like you said, data sovereignty is becoming more and more common in the industry. And so we’ll have that option as well. So cloud access and also selling individually so people can have it on-prem.

Yuval Boger: How and where is it manufactured?

Christian Weedbrook: Well, I would say a lot of it is done in-house, but the big one that comes to mind that’s not done in-house is the foundry work. So we design all our chips and patent them ourselves, but then work with a variety of foundries around the world, in the US, Taiwan, Europe, and Singapore. And they make or fabricate the chip designs and then send them to us. And after that we take over pretty much everything else, you know, the packaging, test and measurement, packaging and the final assembly as well.

Yuval Boger: Some people say that it’s unlikely for a company to be truly full stack, to design the hardware and software and then deliver it and manufacture and support and program. What do you need from the rest of the quantum ecosystem to make Xanadu even more successful?

Christian Weedbrook: That’s a good point. I think inherently we don’t want to do everything ourselves. It would be nice, but at the end of the day, no one cares about your stuff more than yourself. And so you have to move faster. I love the idea that hardware and software folks are in the same office so they can work side by side and iterate much faster. So there’s just so many benefits by doing it essentially yourself. Now we can’t do the foundry work, so that’s a good example of the quantum ecosystem, working with those foundries. There’s other parts, we’ll see what other companies are out there as they get formed. There’s new quantum computing companies getting formed all the time, offering different things. We keep a close eye on the quantum industry to see if there’s overlap. We also are interested in working with others if they’re interested in buying our chips to help them with interconnects and stuff. So yeah, that’s really how we see it at the moment and always keeping our eyes open.

Yuval Boger: As we get closer to the end of our conversation, I’m curious about applications. Do you see a particular application, chemistry or optimization or machine learning or something else, that would deliver value perhaps sooner than other applications to the end users?

Christian Weedbrook: Yeah, basically, you know, what can you do with many parameters, but what can you do with, say, a bunch, hundreds of logical qubits? And honestly, to be fair, the rest of the industry, I think we’re all coalescing around quantum chemistry and material design. That’s probably the lowest hanging fruit in terms of the requirements. So next generation batteries, next generation solar cells, discovering and synthesizing new materials. That’s probably the earliest application space for us and others in the industry.

Yuval Boger: Have you filed a petition to change Canada to a Q, the C to a Q?

Christian Weedbrook: We’re working on it. We’ll let you know how that goes.

Yuval Boger: Very good. And last, a hypothetical. If you could have dinner with one of the quantum greats, dead or alive, who would that be?

Christian Weedbrook: Oh, well, I would have to say probably Einstein. He contributed a lot to quantum and was also a skeptic to the end. But he would be fun to sort of have dinner with.

Yuval Boger: Christian, thank you so much for joining me today.

Christian Weedbrook: Thanks for having me. I appreciate it.

About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world’s leading quantum hardware and software companies. Xanadu also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company. The combined company, Xanadu Quantum Technologies Limited (“NewCo”), is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account (as of September 30, 2025), assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

About Crane Harbor Acquisition Corp.

Crane Harbor is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. NewCo and Crane Harbor have jointly filed a registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on February 27, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been mailed to Crane Harbor shareholders as of February 4, 2026, the record date established for voting on the proposed transaction, in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: Xanadu’s expectations regarding the development, scalability, and commercial availability of its photonic quantum computing systems; Xanadu’s anticipated timeline for delivering a large-scale quantum computer, including targeting availability by approximately 2029 to 2030; the estimated physical footprint, energy consumption, and construction cost of Xanadu’s planned large-scale quantum computing systems; expectations regarding quantum error correction capabilities; Xanadu’s ability to reduce photonic loss and improve the physical performance of its chips through continued collaboration with semiconductor foundries; expectations regarding partnerships and government funding arrangements; Xanadu’s expectations regarding future revenue generation; and Xanadu’s success in becoming the first pure-play photonic quantum computing company to be publicly traded.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu’s ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu’s internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s Annual Report on Form 10-K for the year ended December 31, 2025 and its subsequent filings with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the definitive proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.